March 12, 2012

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	AVEO Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 11, 2011

Form 10-Q for the Quarter Ended September 30, 2011

Filed November 8, 2011

File No. 001-34655

Ladies and Gentlemen:

On behalf of AVEO Pharmaceuticals, Inc. (“AVEO” or the “Company”), I am writing to respond to comments presented by Christine Allen and Gus Rodriguez of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) during a telephonic conference call on March 9, 2012 with myself and other employees of Company, as well as certain representatives of the Company from Ernst & Young, LLP and WilmerHale LLP.

1.	We do not believe that EITF 07-1 is applicable in terms of accounting for the joint development and commercialization activities in the agreement, and thus we believe that these activities are subject to ASC 605-25. We believe that the development activities that are part of the collaboration arrangement are a deliverable. If you do not agree with this, tell us why you believe that the development activities are not a deliverable under the arrangement.

As indicated in the Company’s response to the SEC dated March 1, 2012, the Company believes that the activities in the joint development and commercialization territory, or JDCT, meet the definition of a collaboration arrangement under ASC 808 and represent a separate and separable element of the arrangement and thus should be accounted for under ASC 808. Furthermore, the Company considered and does not believe that the activities in the JDCT are a deliverable under ASC 605-25 Multiple-Element Arrangements.

In order to demonstrate how we view these activities, we believe it would be helpful to contrast the Company’s arrangement to a more typical out-licensing collaboration. In this industry, it is common for a biotech company (Biotech) to out-license a compound to a pharmaceutical company (Pharma) for an upfront fee. A typical arrangement often provides Pharma the rights to commercialize the compound in a particular jurisdiction (often outside the United States (OUS)), while Biotech maintains the commercialization rights in the United States. The arrangements often obligate Biotech to perform the development of the compound (for which they may be fully or partially reimbursed), the results of which are used to obtain regulatory approval for commercial sale in the US as well as in other jurisdictions OUS. Additionally, Biotech often receives milestones from Pharma (related to regulatory approval), and royalties related to commercial sales. In this regard, depending on the specific facts and circumstances, generally the requirement for the Biotech to perform development is viewed as a deliverable because Biotech is contractually obligated to perform the development activities and it requires Biotech’s distinct action. That is, Biotech is being compensated to perform development services on Pharma’s behalf.

We believe the type of arrangement described above is substantially different than our arrangement with Astellas. The Astellas arrangement is a joint risk sharing and joint reward sharing arrangement. In the Astellas Agreement, AVEO and Astellas are jointly responsible for development in the JDCT and the parties share equally all costs incurred in the development of the compound in the JDCT (the parties share all development costs 50/50), as well as share equally in all commercialization costs and ultimately profits (50/50). In this regard, the Company is not necessarily obligated to perform any service or distinct action on behalf of Astellas as the two parties are jointly and equally responsible for development. The two parties (via the JSC) decide who will perform which development activities, but theoretically Astellas could perform all or ultimately most of the development activities (having the capabilities, expertise and resources to do so) and AVEO could perform none of those activities. If this were to happen, AVEO’s responsibility would be to reimburse Astellas for 50% of Astellas’ costs incurred.

Ultimately all costs incurred to commercialize the compound as well as resulting profits in the JDCT are shared 50/50 between the parties. While we recognize that it is unlikely that Astellas will perform all of the development activities, the Company’s contractual obligation is to be jointly responsible for the development with Astellas, including sharing equally in all costs and profits. Therefore, no matter which party performs the development activities in the JDCT, the costs associated with such activities and any future profits derived from the activities are shared equally between the parties. Ultimately, the profit and loss sharing provision is in no way dependent on which party performs the development activities or the extent to which a party performs such activities. As a result, the Company believes that any development activities performed by AVEO under the arrangement should not be considered a deliverable pursuant to ASC 605-25.

In developing its accounting conclusion, the Company notes that the term deliverable is not defined in ASC 605-25 or in other accounting literature, and thus companies need to use judgment to determine if a deliverable exists in an arrangement. The Company acknowledges that an item could be presumed to be a deliverable if it is explicitly referred to as an obligation in the agreement, it requires distinct action by the vendor, the vendor’s failure to complete the action would result in a significant contractual penalty, or if the inclusion or exclusion of the item in the arrangement reasonably would be expected to cause the arrangement consideration to vary by more than an insignificant amount.

The Company does not believe that performing development activities in the JDCT should be viewed as an obligation of AVEO, but is rather a joint responsibility of both parties in the JDCT for which the costs are shared equally, and therefore no party has any more responsibility or obligation to perform the development activities than the other party. Further, the Agreement does not require a distinct action by AVEO on Astellas’ behalf, but rather that it be responsible jointly with Astellas for development in the JDCT. Similarly, since the parties have joint responsibility for development and equal financial risk and reward, if Astellas performs all of or more of the development activities than AVEO there is no contractual penalty since both parties are responsible for 50% of the costs incurred by the party that performs development activities. The Company also does not believe that the arrangement consideration would vary by more than an insignificant amount if AVEO did not perform the development services. This is a result of the fact that Astellas has the expertise and capabilities to perform the development activities in the JDCT, and if Astellas were to do so, both parties would incur 50% of the costs of such development activities pursuant to the profit and loss sharing provisions of the arrangement. As a result, the total arrangement consideration is not dependent on and would not reasonably be expected to vary if the other party were to perform the development activities. No matter which party performs the development activities, the cost associated with such activities and any future profits derived from the activities are shared equally.

The Company advises the Staff that the following provisions of the Collaboration and License Agreement (the Agreement) are relevant to the Company’s conclusion that development activities to be performed by AVEO are not a deliverable:

Section 3.1

AVEO and API (Astellas) shall collaborate on, and be jointly responsible with respect to, and shall use Commercially Reasonable Efforts to conduct the Development of Licensed Compounds, Licensed Products and Licensed Product Biomarkers in the Field for JDCT in accordance with the terms hereof, including the JDCT Development Plan.

Section 3.4:

As set forth in Exhibit H, the Parties shall share equally in all Development Costs incurred by the parties in accordance with the JDCT Development Plan.

Section 10.3:

N.A Pre-Tax Profit or Loss shall be allocated fifty percent (50%) to each of AVEO and Astellas and EU Pre-Tax Profit or Loss shall be allocated 50% to each of AVEO and Astellas, such that AVEO and Astellas shall each share 50% of the Pre-Tax Profit or Loss with respect to each Profit-Share Product until such Profit-Share Product is permanently discontinued or no longer sold in North America or Europe, as applicable. Pre-Tax Profit or Loss shall be calculated in accordance with Exhibit H.

In addition, Exhibit C of the Agreement defines the FTE rates by FTE Type (e.g., research, development, etc.). Both parties are compensated at the same FTE rate for development activities performed via the 50/50 profit or loss sharing calculation.

2.	We believe that AVEO’s participation on the Joint Steering Committee and its subcommittees as it relates to the Joint Development and Commercialization Territory represents a deliverable under ASC 605-25. If you do not agree, tell us why you do not believe that the Company’s participation on the Joint Steering Committee and its subcommittees is a deliverable.

The Company believes that its participation on the Joint Steering Committee (“JSC”) and its subcommittees in the Joint Development and Commercialization Territory (“JDCT”) is inherent in (and thus represents an activity that is part of and not separable from) the joint risk sharing collaboration in the JDCT. As noted in our response to comment #1 above, we do not believe any of the activities in the collaboration arrangement, including the Company’s participation on the JSC and its committees represent deliverables subject to the accounting provisions of ASC 605-25 for the reasons noted in our response to comment #1 above.

Notwithstanding our view, we have considered the staff’s view that AVEO’s participation on the JSC and its subcommittees should be considered a deliverable under ASC 605-25, Revenue Recognition, as discussed below.

Overview of the functions of the JSC and subcommittees relative to the JDCT

Article 2.1(a) of the Company’s collaboration and license agreement with Astellas Pharma, Inc. (Astellas) provides for the formation of a JSC to be the “executive committee responsible for the overall governance of the Parties’ Development, Manufacturing and Commercialization activities” under the agreement. The JSC is comprised of six members, with the Company and Astellas each having three representatives. All decisions of the JSC require unanimous approval with the representatives of each party collectively having one vote. The JSC does not have the power to amend, modify or waive compliance with any of the terms included in the agreement. Any disputes between the Company and Astellas will be settled through binding arbitration as specified in Article 16 of the agreement.

The JSC is also responsible for overseeing the activities of various subcommittees, each of which is comprised of an equal number of representatives from the Company and Astellas, including a Joint Development Committee (“JDC”), a Joint Commercialization Committee (“JCC”), and a Joint Medical Affairs Committee (“JMAC”). The agreement (Articles 2.2(d), 2.3(d) and 2.4(d)) indicates that the subcommittees “shall serve as a forum for ongoing discussions and information-sharing between the parties…and shall have the responsibility and authority to establish certain plans and policies with the goal of ensuring global strategic alignment.” The agreement (Articles 2.2, 2.3 and 2.4) also indicates that the primary responsibilities of the subcommittees are to formulate plans (development, manufacturing, etc.) and to oversee the implementation and coordination of activities under the respective plans. Similar to the JSC, all decisions of the various subcommittees require unanimous approval with the representatives of each party collectively having one vote. However, the JSC maintains ultimate review and approval responsibilities with respect to any subcommittee decision.

With respect to the JDCT, the JSC’s responsibilities include reviewing and approving development, manufacturing, commercialization and medical affairs plans, monitoring development, manufacturing and commercialization progress, and providing a forum for exchange and discussion of any development or commercialization activities (Article 2.1(d)). The Company believes that these responsibilities are a governance function, similar to that which would be expected to be in place for a joint venture.

Evaluation of participation on JSC and subcommittees in the JDCT

The Company does not believe its participation on the JSC and its subcommittees represents an obligation but rather a right. While the agreement delineates distinct actions by the Company regarding is participation on the JSC and its subcommittees, AVEO believes these actions represent a governance function as opposed to a deliverable. Furthermore, the agreement does not provide for any penalty for non-participation on the JSC by the Company and the Company does not believe that the inclusion or exclusion of its participation would cause the arrangement consideration to vary by more than an insignificant amount.

The Company believes that its participation on the JSC and its subcommittees in the JDCT provide a governance mechanism pursuant to its joint risk sharing arrangement. As noted above, the goal of the subcommittees is to ensure global strategic alignment between the parties, which the Company believes is a governance function. One would expect such a governance function, as a protective right to both parties, in a joint risking sharing arrangement, similar to a governance function in a joint venture. The Company believes that since all decisions require unanimous approval, and since it does not have unique skills or expertise that only the Company can provide as it relates to the collaboration, that its role on the JSC and its subcommittees in the JDCT is a protective right, rather than an obligation, and therefore that its participation on the JSC and its subcommittees in the JDCT is not a deliverable.

While the Company does not believe that its participation on the JSC and its subcommittees in the JDCT would represent a deliverable, the Company has concluded that if such participation was deemed to be a deliverable it would represent a separate unit of accounting. Pursuant to ASC 605-25, the JSC deliverable would be accounted for as a separate unit of accounting if it had stand-alone value upon delivery (there is no general right of return provision relative to the JSC). The Company has concluded the JSC deliverable would have stand-alone value upon delivery because there are other vendors that could provide oversight or strategic direction similar to that provided by the Company in connection with its participation on the JSC and its subcommittees and that such services are sold separately in the marketplace. As previously described, the JSC and its subcommittees exist to provide governance and oversee the implementation and coordination of the development, medical affairs and commercialization plans. The Company does not bring unique skills or expertise in this regard to the JSC. As a result of the joint risk and reward sharing nature of the agreement, pursuant to Section 3.5(b) of the agreement, the parties are required to provide prompt and complete access to any clinical data, regulatory filings, safety data and CMC data upon the request of the other party. As such, the Company believes that there are many vendors in the marketplace that could fulfill the governance and oversight functions since they would have access to the data they would need to provide effective oversight. As a result, the Company believes that Astellas has the expertise, or could obtain any necessary expertise from other vendors (e.g., clinical research organizations, contract manufacturers, third party logistics providers, etc.), necessary to pursue the development and commercialization of tivozanib without the Company’s participation on the JSC and its subcommittees.

In estimating the selling price of a JSC deliverable, the Company determined that neither vendor specific objective evidence nor third party evidence of selling price exists. Accordingly, the Company estimated the selling price of the JSC deliverable based on management’s best estimate of selling price. To determine the best estimate of selling price of the JSC deliverable, the Company considered factors such as the number of company representatives participating on the JSC and its subcommittees, the annual number of contractually required meetings for the JSC and its subcommittees, an estimated rate charged by a third-party consultant for the activities, the assumed meeting length in hours, and the expected term of the JSC and its subcommittees. The Company assumed the JSC and its subcommittees would continue to function through the remaining patent life of tivozanib (approximately 11 years). Based on this analysis, the Company determined a preliminary best estimate of selling price of a potential JSC deliverable of approximately $1.8 million to $2.7 million.

The Company has concluded that the impact on the allocation of arrangement consideration of including the relative selling price of a JSC deliverable, calculated assuming the high end of the range of best estimate of selling price noted above to be approximately $800,000, is immaterial from both a qualitative and quantitative perspective, to the Company’s consolidated financial statements.

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As you are aware, we are an accelerated filer and, as such, we are required to file our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 on or before March 15, 2012. In light of our 10-K deadline, we respectfully request an opportunity to speak with the Staff at your soonest convenience, and preferably this afternoon or the morning of Tuesday, March 13, 2012, so we can be assured of resolving these remaining issues and making a timely filing of our Form 10-K. Please contact either me or Joseph D. Vittiglio, Esq. of AVEO at (617) 299-5000 with respect to further follow up on these matters.

Very truly yours,

/s/ David B. Johnston

David B. Johnston

Chief Financial Officer of AVEO Pharmaceuticals, Inc.